Exhibit 99.1

Hexindai Announces Strategic Investment to Expand its Funding Sources

BEIJING, Dec. 10, 2018 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it has signed a term sheet with a target company to acquire a minority equity stake in the target company for a consideration of RMB200 million.

In addition to the equity investment, under the terms of the transaction, Hexindai will cooperate with the peer-to-peer lending (“P2P”) platform of the target company, starting in 2019, for three years, and from which Hexindai will generate revenue. The proposed transaction is subject to definitive agreements to be entered between the parties, and further information about the target company will be disclosed once such definitive agreements have been executed.

Mr. Xinming Zhou, Chief Executive Officer of Hexindai, commented, “We are very happy to enter into this strategic cooperation. The target company is a well-known brand in the finance industry in China, and this cooperation will bring great synergies to both platforms. This creates a great opportunity for us to leverage our strong borrower acquisition and loan development capabilities to generate additional revenue. Meanwhile, the advantage of the target company in attracting funding from its individual investors will largely complement our business as a new and cost-effective funding source and will help facilitate more loans.”

“In light of the current market volatility, it is particularly important for us to seek strategic partners and diversify our funding sources. Going forward, we will continue to explore similar opportunities, strive to increase confidence in Hexindai’s future, and become nimbler through these challenging times.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com